Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,
	2010	2009

Earnings from continuing operations before income taxes	$546.2	$494.8
Less: Equity earnings	(45.5)	(39.6)
Add: Total fixed charges deducted from earnings	181.3	169.0
Dividends received from equity investees	50.4	24.1

Earnings available for payment of fixed charges	$732.4	$648.3

Fixed charges

Interest expense	$176.6	$164.6
Portion of operating lease rental deemed to be interest	4.7	4.4

Total fixed charges deducted from earnings and fixed charges	$181.3	$169.0

Ratio of earnings to fixed charges	4.0	3.8